NEWS RELEASE

July 31, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

64.01 METRES GRADING 1.02 G/T GOLD AT CABALLO BLANCO, MEXICO

Almaden Minerals Ltd. (“Almaden”, “the Company”; AMM:TSX; AAU:AMEX) is pleased to report that it has received additional assay results from the Cerro la Paila gold target of its Caballo Blanco project in Veracruz, Mexico from operating partner Canadian Gold Hunter Corp. (“CGH”; CGH:TSX).

Core hole 08CBN-017 intersected 64.01 metres grading 1.02 g/t Au (grams gold per metric ton) in iron-oxide-cemented, vuggy silica breccias. The hole was drilled to 227.99 meters; however assays have only been received for the top 145.69 metres. 08CBN-012 was drilled to a depth of 227.08 meters, where the hole was abandoned due to a loss of circulation in cavernous vuggy silica breccias. The bottom 16.77 meters of the hole, which had very poor core recovery, assayed 3.15 g/t Au, within an interval that graded 0.99 g/t Au over 61.0 metres.

A number of the holes, including 08CBN-012, 013, 014 and 016, were lost in mineralized vuggy silica breccias prior to being completed to their planned depths.  Holes 08CBN-014 and 016 were drilled through significant intervals of unmineralized andesite before encountering silica breccias with anomalous gold values and then being lost. The last few samples in each hole had the highest gold grades in the hole. Significant assay results for 07CBN-012 to 017 are listed in the table below.

Drill Hole	Az/Angle	Depth (m)	Interval (m)**	Width (m)**	Au g/t	Ag g/t
08CBN-012*	090°/-50°	227.08	166.12-227.08	60.96	0.99	1.1
including			210.31-227.08	16.77***	3.15	2.9
08CBN-013*	090°/-50	118.26	43.59-118.26	74.67	0.30	2.4
including			89.31-118.26	28.95	0.54	3.9
08CBN-014*	270°/-70°	103.63	99.06-103.63	4.57	0.25	0.5
08CBN-015	090°/-80°	157.89	124.35-150.27	25.92	0.87	1.4
including			136.55-147.21	10.66	1.41	1.3
08CBN016*	120°/-60°	201.17	195.07-201.17	6.10***	0.42	215.0
08CBN-017	090°/-85°	227.99	67.97-131.98	64.01	1.02	1.2
including			105.80-122.53	16.73	2.10	1.7

Notes: * Hole lost above planned target depth. **Intervals are core lengths and true widths may be less than reported here. *** Intervals had very poor core recovery and grades are unreliable.

The initial phase of drilling in the Northern Zone has been completed. Nineteen holes totaling 3,446 metres were drilled. The remaining assay results for the Cerro la Paila target will be released when they are available. At Cerro la Paila, gold-bearing silica breccias have now been traced by surface sampling and diamond drilling over a north-south distance of 750 metres and up to about 350 metres in an east-west direction. The gold-bearing breccias are up to 150 metres thick; however on most sections the drill holes were abandoned in mineralized silica breccia and the true thicknesses are not known. The next phase of drilling at Cerro la Paila will be completed using a larger rig that will more capable of drilling deeper holes so that Cerro la Paila can be tested on 50-metre centres to a depth of at least 300 metres.

Rick Bailes, President of Canadian Gold Hunter, stated “what is really encouraging about this first phase of work at Cerro la Paila is that geophysics, surface sampling and diamond drilling have outlined a large area underlain by gold-bearing silica breccias. Because of difficult drilling conditions, we were unable to establish the thickness of the mineralized breccias on most sections; however, the next phase of diamond drilling, which is scheduled to start in the late fall, will use larger drill rigs and will be designed to test the true thickness of the breccias in order to define a mineral resource”.

The two core rigs have been moved from the Cerro la Paila gold zone to the Central Grid gold-rich porphyry copper zone. Ten holes totaling 3,000 metres are planned at the Central Grid to test coincident geophysical and geochemical anomalies.  Previous drilling intersected 56 metres grading 0.34% copper and 0.84 g/t gold (see Almaden news release dated June 1, 2005).

Under the terms of a 2007 agreement, CGH has an option to earn a 70% interest in the Caballo Blanco project from Almaden by issuing 1 Million shares of CGH (completed), making a US$500,000 payment (completed), spending US$12.0 Million on the project over 6 years (of which US$1.5 Million is a firm commitment) and funding all ongoing costs required for the completion of a bankable feasibility study.

The geological data in this news release were verified by qualified person Jan Christoffersen, P. Eng., Vice President of Canadian Gold Hunter Corp. Appropriate quality control and quality assurance protocols are utilized on the program. Standard reference samples and various duplicates are inserted in each batch of assays. Drill core samples are cut by saw on site and sample splits are shipped for preparation to ALS Chemex in Guadalajara, Mexico. Sample pulps are sent to ALS Chemex in North Vancouver, B.C., Canada and analyzed for gold by fire assay and for silver and 34 other trace and major elements by ICP-MS in accordance with standard industry practices.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 22 properties where others are responsible for ongoing exploration and development.  Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.